UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

June 29, 2026

Date of Report (Date of earliest event reported)

Naqi Logix Inc.

(Exact name of issuer as specified in its charter)

British Columbia, Canada	98-1620944
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 Park Royal, Suite 200
West Vancouver, BC V7T 1A2

(Full mailing address of principal executive offices)

(888) 627-4564

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 7 & 9. Appointment of Certain Directors

Appointment of Dino Mariutti as Director to the Board of Naqi Logix Inc.

As of June 23, 2026, Dino Mariutti has been appointed to the Board of Directors of Naqi Logix Inc. (the “Company”) and Audit Chair of the Audit Committee. In consideration to joining the Board, Mr. Marriutti, will receive 250,000 Stock Options with an exercise price of $2.175 to purchase Non-Voting Common Shares of the Company that will expire 10 years from the date of issuance.

Copy of the Press Release has been filed as Exhibits 99.1 to this Current Report on Form 1-U.

Exhibit Index

Exhibit No.	Description
99.1	Press Release on Appointment

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAQI LOGIX INC.

By:	/s/ Bal Bhullar
Name:	Bal Bhullar
Title:	Chief Financial Officer

Date: June 29, 2026

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